FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK LIMITED
2013 INTERIM RESULTS - HIGHLIGHTS

• Attributable profit up 100% to HK$18,468m (HK$9,253m for the first half of 2012). Excluding the Industrial Bank reclassification, attributable profit up 27%.

• Profit before tax up 77% to HK$18,773m (HK$10,600m for the first half of 2012). Excluding the Industrial Bank reclassification, profit before tax up 25%.

 •    Operating profit up 12% to HK$8,934m (HK$7,975m for the first half of 2012).

 •    Operating profit excluding loan impairment charges up 11% to HK$9,132m (HK$8,224m for the first half of 2012).

•    Return on average shareholders' funds of 35.9% (22.8% for the first half of 2012). Excluding the Industrial Bank reclassification, return on average shareholders' funds of 19.0% (17.4% for the first half of 2012).

• Earnings per share up 100% to HK$9.66 per share (HK$4.84 per share for the first half of 2012).

• Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2013 (HK$2.20 per share for the first half of 2012).

•    Total capital ratio of 15.8%, both Common Equity Tier 1 ('CET1') and Tier 1 capital ratios of 13.6% at 30 June 2013 under Basel III; (capital adequacy ratio of 14.0% and core capital ratio of 12.2% at 31 December 2012 under Basel II).

• Cost efficiency ratio of 32.2% (33.5% for the first half of 2012).

Industrial Bank Co., Ltd. ('Industrial Bank') reclassification

Reported results for the first half of 2013 include a non-distributable accounting gain on reclassification of Industrial Bank from an associate to a financial investmentof HK$8,454m before tax, HK$9,517m attributable profit. Reported results for the first half of 2012, when the investment in Industrial Bank was equity accounted for, include HK$2,364m before tax and HK$2,209m attributable profit respectively. Amounts quoted 'excluding the Industrial Bank reclassification' adjust for the above items.

Comparative figures have been restated to reflect the adoption of the Hong Kong Accounting Standard 19 'Employee Benefits', details of which are set out on page 67.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

The abbreviations 'HK$m' and 'HK$bn' represent millions and billions of Hong Kong dollars respectively.

Contents

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') for the six months ended 30 June 2013.

            Highlights of Results
            Contents
            Chairman's Comment
            Chief Executive's Review
            Results Summary
            Segmental Analysis
            Consolidated Income Statement
            Consolidated Statement of Comprehensive Income
            Consolidated Balance Sheet
            Consolidated Statement of Changes in Equity
            Consolidated Cash Flow Statement
            Financial Review
            Net interest income
            Net fee income
            Trading income
            Net income/(loss) from financial instruments designated at fair value
            Other operating income
            Analysis of income from wealth management business
            Analysis of insurance business income
            Loan impairment charges
            Operating expenses
            Gains less losses from financial investments and fixed assets
            Gain on reclassification of Industrial Bank
            Gain on disposal of a subsidiary
            Tax expense
            Earnings per share
            Dividends per share
            Segmental analysis
            Cash and balances with banks
            Placings with and advances to banks
            Trading assets
            Financial assets designated at fair value
            Loans and advances to customers
            Loan impairment allowances against loans and advances to customers
            Impaired loans and advances to customers and allowances
            Overdue loans and advances to customers
            Rescheduled loans and advances to customers
                            Segmental analysis of loans and advances to customers by geographical area
                            Gross loans and advances to customers by industry sector
            Financial investments
Interest in associates
Intangible assets
Other assets
            Current, savings and other deposit accounts
            Certificates of deposit and other debt securities in issue
            Trading liabilities
            Other liabilities
            Subordinated liabilities
            Shareholders' funds
            Capital management
            Liquidity ratio
            Reconciliation of cash flow statement
            Contingent liabilities, commitments and derivatives
Statutory accounts and accounting policies
Comparative figures
Change in accounting treatment for Industrial Bank Co., Ltd. ('Industrial Bank')
            Property revaluation
            Foreign currency positions
            Ultimate holding company
            Register of shareholders
            Proposed timetable for the remaining 2013 quarterly dividends
            Code on corporate governance practices
            Board of Directors
            News release

Comment by Raymond Ch'ien, Chairman

With global economic uncertainty creating ongoing challenges in the first half of 2013, Hang Seng Bank's focus on delivering service excellence helped us maintain good growth momentum to return solid first-half results.

Leveraging the trusted Hang Seng brand, we expanded our range of products and services, enhanced our extensive cross-border distribution network and took further steps to improve efficiency and manage risk.

Profit attributable to shareholders was HK$18,468m - double that at the same period last year. Earnings per share rose by 100% to HK$9.66. Excluding the Industrial Bank reclassification, profit attributable to shareholders was up 27% at HK$8,951m and earnings per share increased by 27% to HK$4.68.

Return on average shareholders' funds was 35.9%, compared with 22.8% in the first half of 2012. Excluding the Industrial Bank reclassification, return on average shareholders' funds was 19.0%, compared with 17.4% in the first half of last year.

The Directors have declared a second interim dividend of HK$1.10 per share, bringing the total distribution for the first half of 2013 to HK$2.20 per share, the same as in the first half of 2012.

Economic Environment

Investment sentiment improved during the early part of 2013 - as reflected in the movements of major stock indices and the stabilisation of European sovereign bond yields - but economic fundamentals remained mixed. The US economy expanded at a moderate pace due to further recovery in labour and housing markets, but the eurozone remained in recession as governments continued with austerity measures designed to restore fiscal discipline.

Rises in employment and wages in Hong Kong sustained robust consumer spending, underpinning the 2.8% expansion in the local economy in the first quarter of the year. However, weak external demand continued to put downward pressure on overall growth. Private consumption will remain the key economic driver and we expect real GDP to expand by 3.0% for the year - up 1.5 percentage points compared with 2012.

Subdued export activity will also continue to constrain the mainland China economy, which grew by 7.6% in the first half, down from 7.8% in 2012. Nevertheless, domestic consumption and investment have remained resilient and should support solid economic growth to generate a full-year GDP growth rate of 7.5%.

With the US set to roll back quantitative easing measures, the economic outlook for the rest of 2013 remains uncertain. Interest rates are likely to remain low until 2015. However, Hong Kong's ongoing development as a leading centre for offshore renminbi financial services and primary gateway for cross-border trade will generate new opportunities for business expansion.

We will enhance our market position in key areas of business by continuing with strategic initiatives in line with our competitive strengths as well as through more effective resource allocation and enhancing efficiency. We remain firmly committed to our core values of service excellence and generating increasing value for customers and shareholders.

Review by Rose Lee, Vice-Chairman and Chief Executive

Hang Seng Bank achieved encouraging results for the first half of 2013 - recording growth in income and profit across all business segments.

With an economic slowdown in mainland China, greater market volatility and keen competition, the operating environment remained challenging.

Profit attributable to shareholders was HK$18,468m - double that for the same period last year - and a return on average shareholders' funds of 35.9% was achieved. Excluding the impact of the Industrial Bank reclassification, attributable profit was up 27% and return on average shareholders' funds rose by 1.6 percentage points to 19.0%.

Leveraging our brand and network, we continued to implement strategic initiatives that reinforce our position as the leading domestic bank in Hong Kong to drive sustainable growth in our core business.

Success in income diversification resulted in balanced growth of 8% in net interest income and 11% in non-funds income. Implementation of customer-focused initiatives drove wealth management income growth by 10%.

Hang Seng Bank (China) Limited ('Hang Seng China') enhanced its product suite and continued to invest in service delivery infrastructure and brand building. Our strong network in the Yangtze Delta Region and southern China placed us well to capture opportunities generated by increasing cross-border economic integration and renminbi internationalisation.

Our wholly owned subsidiary, Hang Seng Investment Management Limited, was the first non-mainland financial institution in Hong Kong to be granted RMB Qualified Foreign Institutional Investor status, enabling us to invest in mainland securities with renminbi raised in Hong Kong. We expect to launch an A-share exchange-traded fund in the second half of this year.

Profit before tax was up 77% at HK$18,773m. Excluding the Industrial Bank reclassification, profit before tax increased by 25% to HK$10,319m.

Operating profit excluding loan impairment charges rose by 11% to HK$9,132m. Operating profit grew by 12% to HK$8,934m. Compared with the second half of last year, operating profit excluding loan impairment charges and operating profit were both up 19%.

With the 9% growth in net operating income before loan impairment charges outpacing the 5% rise in operating expenses, our cost efficiency ratio improved to 32.2% - down 1.3 percentage points and 4.2 percentage points compared with the first and second halves of 2012 respectively.

Net interest income grew by HK$683m to HK$8,969m. Our in-depth knowledge of local markets and effective balance sheet management enabled us to expand lending by 8% while maintaining a high level of credit quality. Customer deposits increased by 2%.

Despite challenging conditions for the Treasury portfolio, we achieved a net interest margin of 1.84% - one basis point down and unchanged compared with the first and second halves of 2012 respectively.

Non-interest income was up by HK$434m at HK$4,508m.

Under the new Basel III rules, our total capital ratio at 30 June 2013 was 15.8% and our Common Equity Tier 1 ('CET1') and Tier 1 capital ratios were both 13.6%.

A Strategy for Sustainable Growth

Our business is rooted in an economically dynamic region that offers exciting opportunities for growth. At the same time, a rapidly changing regulatory environment and volatile market conditions prevail. We must remain proactive in building for long-term success, reinforce our status as Hong Kong's leading domestic bank and further enhance our strong cross-border capabilities to benefit from increasing economic integration.

We will continue to drive a customer need-focused strategy, further enhance efficiency and strategically deploy capital and other resources to develop our core business and maintain balanced growth. Our commitment to the personal and professional development of our staff saw us recognised as Hong Kong's most attractive employer in the banking and financial services sector in the 2013 Randstad Award.

We will maintain high standards of risk management and corporate governance. We remain committed to fulfilling our corporate social responsibility to promote the well-being of the communities to which we owe much of Hang Seng's success.

I would like to take this opportunity to thank our staff for their loyalty and dedication and our customers and shareholders for their unwavering support.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') reported an unaudited profit attributable to shareholders of HK$18,468m for the first half of 2013, up 99.6% compared with the first half of 2012. Earnings per share were up 99.6% at HK$9.66. The profit for the first half of 2013 included the HK$9,517m non-distributable accounting gain on the reclassification of Industrial Bank Co., Ltd. ('Industrial Bank').

Operating profit excluding loan impairment charges grew by HK$908m, or 11.0%, to HK$9,132m, with encouraging growth in both net interest income and non-interest income. The bank's investment in its core business continued to generate good growth momentum to generate solid first-half results in an increasingly challenging market environment.

Net interest income rose by HK$683m, or 8.2%, to HK$8,969m compared with the first half of 2012, supported by the 11.7% growth in average customer advances and the 9.0% rise in average customer deposits. The insurance business also contributed to the rise in net interest income as the group continued to grow its life insurance investment portfolios. Net interest margin narrowed by one basis point to 1.84% while net interest spread was down to 1.73%. The compression of spreads on the Treasury Balance Sheet Management portfolio and deposits under the mainland China business segment outweighed the widening of loan spreads and stable deposit spread in Hong Kong created by the bank's effective funding cost management. Net interest income also registered an increase compared with the second half of 2012, supported by higher average interest-earning assets. The net interest margin compared with the second half of last year was unchanged at 1.84%.

Net fees and commissions increased across core business lines, up HK$528m, or 21.9%, to HK$2,936m. With increased retail investor activity early in the year, the bank generated a 70.7% rise in income related to the sale of retail investment funds. Income from stockbroking and related services grew by 15.3%, benefitting from the increase in stock market trading turnover. Insurance agency-related fee income grew by 65.2%, reflecting an increase in non-life insurance products distribution commission, with a decrease in non-life insurance underwriting profit, following the disposal of the general insurance manufacturing business in the second half of last year. The credit card business and trade services also performed well and their fees and commissions grew by 13.6% and 15.9% respectively.

Trading income increased by HK$34m, or 2.9%, to HK$1,204m. Foreign exchange income was broadly in line with the first half of 2012. Increased revenue from increased customer activity and higher customer demand for foreign exchange-linked structured treasury products was largely offset by the fall in net interest income from funding swap activities. Compared with the same period last year, income from securities, derivatives and other trading activities recorded a gain of HK$14m compared with a loss of HK$23m, reflecting higher income from interest rate-related derivatives and linked structured products which benefitted from a more favourable market interest rate environment. This was partly offset by the revaluation loss on equity options backing a life endowment product, arising from an unfavourable movement in the underlying equity indices.

Income from insurance business (included under 'net interest income', 'net fee income', 'trading income', 'net income/(loss) from financial instruments designated at fair value', 'net earned insurance premiums', 'movement in present value of in-force long-term insurance business and other' within 'other operating income', 'share of profits from associates' and after deducting 'net insurance claims incurred and movement in policyholders' liabilities') fell by HK$48m, or 2.6%, to HK$1,827m. Net interest income and fee income from the life insurance business grew by 9.3%, reflecting the increase in the size of the life insurance funds investment portfolio. The investment return on life insurance funds was adversely affected by the unfavourable movement in equity markets though this was partly offset by property revaluation gains. General insurance income decreased by 41%, due mainly to the disposal of the bank's general insurance business in the second half of 2012.

Operating expenses rose by HK$209m, or 5.1%, to HK$4,345m, compared with the first half of 2012, reflecting the bank's continued investment in new business platforms and mainland operations to support long-term growth. Staff costs increased by 3.4% as a result of the annual salary increment and an increase in headcount. General and administrative expenses rose by 9.1% as a result of an increase in rental expenses, marketing expenditure and processing charges. mainland-related operating expenses increased by 5.6%, reflecting the network expansion of Hang Seng China.

The cost efficiency ratio improved when compared with the first and second halves of 2012, as a result of the bank's effort to improve operational efficiency and maintain cost controls. With total operating income growing at a faster pace than operating expenses, the cost efficiency ratio improved to 32.2%.

Operating profit grew by HK$959m, or 12.0%, to HK$8,934m, due to the reduction of HK$51m in loan impairment charges.

Profit before tax increased by 77.1% to HK$18,773m after taking the following key items into account:

• Anaccounting gain on reclassification of Industrial Bank of HK$8,454m arising from the reclassification of Industrial Bank as a financial investment on 7 January 2013;
• An increase of HK$761m (or 319.7%) in net surplus on property revaluation, reflecting mainly the improved commercial property market in the first half of 2013;
• An increase of HK$173m in net gains from financial investments and fixed assets, due mainly to property disposals; and
• A decrease of HK$2,174m (or 91.1%) in share of profits from associates, mainly reflecting the reclassification of Industrial Bank as a financial investment.

Consolidated balance sheet and key ratios

Total assets rose by HK$29.6bn, or 2.7%, compared with last year-end to HK$1,106.7bn. The group continued to pursue a balanced growth strategy in managing its assets and liabilities and achieved solid increases in both loans and deposits. Customer loans and advances grew by HK$43.5bn, or 8.1%, to HK$579.7bn, driven by growth in lending to corporate and commercial and mainland China customers. Residential mortgage lending also increased, helped by the bank's diverse range of mortgage products, including an enhanced fixed-rate mortgage plan launched in April 2013. The increase in cross-border trade between Hong Kong and the Mainland supported a solid recovery in trade finance lending. Hang Seng China lending portfolios also increased, underpinned by the expansion of renminbi lending to corporate customers. Customer deposits, including certificates of deposit and other debt securities in issue, rose by HK$13.4bn, or 1.6%, to HK$832.2bn. At 30 June 2013, the advances-to-deposits ratio was 69.7%, compared with 65.5% at 31 December 2012.

At 30 June 2013, shareholders' funds (excluding proposed dividends) were HK$100.0bn, an increase of HK$11.5bn, or 13.0%, against last year-end. Retained profits grew by HK$17.0bn as a result of the growth in attributable profit (including the accounting gain on reclassification of Industrial Bank) after the appropriation of interim dividends. The premises revaluation reserve increased by HK$838m, or 6.1%, reflecting the increase in the fair value of the bank's premises. The available-for-sale investment reserve recorded a deficit of HK$2,884m, compared with a surplus of HK$227m at the end of 2012, primarily reflecting the unrealised revaluation deficit on the bank's investment in Industrial Bank.

The return on average total assets was 3.4%, compared with 1.9% for both the first and second halves of 2012. The return on average shareholders' funds was 35.9%, compared with 22.8% in the first half of 2012 and 22.9% in the second half. Excluding the Industrial Bank reclassification, return on average total assets was 1.7%, compared with 1.4% for the first half of 2012. On the same basis, return on average shareholders' funds was 19.0%, compared with 17.4% for the first half of last year.

On 1 January 2013, the Hong Kong Monetary Authority ('HKMA') implemented the first phase of the Basel III capital framework in Hong Kong. The capital disclosures for June 2013 under Basel III are, therefore, not directly comparable with the disclosure for December 2012 which was prepared on Basel II basis. Under Basel III, the total capital ratio was 15.8% at 30 June 2013 and both Common Equity Tier 1 and Tier 1 capital ratios stood at 13.6%. For the year ended 31 December 2012, the total capital adequacy ratio and core capital ratio were 14.0% and 12.2% respectively calculated on Basel II basis.

The bank has been maintaining liquidity at a comfortable level. The average liquidity ratio for the first half of 2013 was 35.8% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) compared with 36.9% for the first half of 2012.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 5 September 2013 to shareholders on the register of shareholders as of 21 August 2013. Together with the first interim dividend, the total distribution for the first half of 2013 will amount to HK$2.20 per share, the same as in the first half of 2012.

Segmental analysis

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	Total

Half-year ended
30 June 2013

Net interest income/(expense)	4,917	2,722	794	(113)	8,320	649	__	8,969
Net fee income/(expense)	1,955	889	(13)	66	2,897	39	__	2,936
Trading income/(loss)	89	326	690	(9)	1,096	108	__	1,204
Net income/(loss) from financial
instruments designated at fair
value	(108)	(3)	__	__	(111)	__	__	(111)
Dividend income	__	__	__	4	4	__	__	4
Net earned insurance premiums	5,761	39	__	__	5,800	__	__	5,800
Other operating income	956	25	__	140	1,121	__	(26)	1,095
Total operating income	13,570	3,998	1,471	88	19,127	796	(26)	19,897
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,381)	(39)	__	__	(6,420)	__	__	(6,420)
Net operating income before
loan impairment charges	7,189	3,959	1,471	88	12,707	796	(26)	13,477
Loan impairment (charges)/
releases	(280)	65	__	__	(215)	17	__	(198)
Net operating income	6,909	4,024	1,471	88	12,492	813	(26)	13,279
Operating expenses W	(2,615)	(886)	(151)	(35)	(3,687)	(684)	26	(4,345)
Operating profit	4,294	3,138	1,320	53	8,805	129	__	8,934
Gains less losses from financial
investments and fixed assets	(1)	1	__	173	173	__	__	173
Gain on reclassification of Industrial Bank	__	__	__	__	__	8,454	__	8,454
Net surplus on property
revaluation	__	__	__	999	999	__	__	999
Share of profits from associates	162	1	__	__	163	50	__	213
Profit before tax	4,455	3,140	1,320	1,225	10,140	8,633	__	18,773
Share of profit before tax	23.8%	16.7%	7.0%	6.5%	54.0%	46.0%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	43.9%	31.0%	13.0%	12.1%	100.0%

Operating profit excluding loan
impairment charges	4,574	3,073	1,320	53	9,020	112	__	9,132

W Depreciation/amortisation
included in operating
expenses	(24)	(13)	(1)	(345)	(383)	(50)	__	(433)

At 30 June 2013

Total assets	307,081	324,547	283,618	98,429	1,013,675	118,176	(25,194)	1,106,657
Total liabilities	621,704	213,303	33,203	46,569	914,779	109,913	(20,116)	1,004,576
Interest in associates	1,769	9	__	__	1,778	975	__	2,753

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	Total

Half-year ended
30 June 2012 (restated)

Net interest income/(expense)	4,232	2,479	852	(105)	7,458	828	__	8,286
Net fee income/(expense)	1,545	770	(15)	59	2,359	49	__	2,408
Trading income	216	278	609	4	1,107	63	__	1,170
Net income/(loss) from financial
instruments designated at fair
value	106	(4)	__	__	102	__	__	102
Dividend income	__	__	__	4	4	__	__	4
Net earned insurance premiums	6,488	123	__	__	6,611	__	__	6,611
Other operating income	683	12	__	113	808	__	(24)	784
Total operating income	13,270	3,658	1,446	75	18,449	940	(24)	19,365
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,931)	(74)	__	__	(7,005)	__	__	(7,005)
Net operating income before
loan impairment charges	6,339	3,584	1,446	75	11,444	940	(24)	12,360
Loan impairment (charges)/
releases	(189)	33	__	__	(156)	(93)	__	(249)
Net operating income	6,150	3,617	1,446	75	11,288	847	(24)	12,111
Operating expenses W	(2,373)	(857)	(135)	(147)	(3,512)	(648)	24	(4,136)
Operating profit	3,777	2,760	1,311	(72)	7,776	199	__	7,975
Gains less losses from financial
investments and fixed assets	__	__	__	1	1	(1)	__	__
Gain on disposal of a subsidiary	__	__	__	__	__	__	__	__
Net surplus on property
revaluation	__	__	__	238	238	__	__	238
Share of profits from associates	119	1	__	__	120	2,267	__	2,387
Profit before tax	3,896	2,761	1,311	167	8,135	2,465	__	10,600
Share of profit before tax	36.7%	26.0%	12.4%	1.6%	76.7%	23.3%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	47.9%	33.9%	16.1%	2.1%	100.0%

Operating profit excluding loan
impairment charges	3,966	2,727	1,311	(72)	7,932	292	__	8,224

W Depreciation/amortisation
included in operating
expenses	(24)	(13)	(2)	(347)	(386)	(56)	__	(442)

At 30 June 2012

Total assets	275,221	286,112	286,974	63,050	911,357	116,278	(21,767)	1,005,868
Total liabilities	579,005	194,085	41,060	35,053	849,203	89,178	(16,758)	921,623
Interest in associates	1,499	7	__	__	1,506	20,091	__	21,597

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	Total

Half-year ended
31 December 2012 (restated)

Net interest income/(expense)	4,529	2,810	824	(223)	7,940	720	__	8,660
Net fee income/(expense)	1,765	796	(13)	82	2,630	48	__	2,678
Trading income/(loss)	311	168	379	(16)	842	51	__	893
Net income/(loss) from financial
instruments designated at fair
value	275	(1)	__	__	274	__	__	274
Dividend income	__	7	__	6	13	__	__	13
Net earned insurance premiums	4,288	48	__	__	4,336	__	__	4,336
Other operating income	265	19	__	126	410	15	(28)	397
Total operating income	11,433	3,847	1,190	(25)	16,445	834	(28)	17,251
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,189)	(41)	__	__	(5,230)	__	__	(5,230)
Net operating income before
loan impairment charges	6,244	3,806	1,190	(25)	11,215	834	(28)	12,021
Loan impairment (charges)/
releases	(186)	18	1	__	(167)	30	__	(137)
Net operating income	6,058	3,824	1,191	(25)	11,048	864	(28)	11,884
Operating expenses W	(2,462)	(901)	(141)	(169)	(3,673)	(727)	28	(4,372)
Operating profit	3,596	2,923	1,050	(194)	7,375	137	__	7,512
Gains less losses from financial
investments and fixed assets	__	(3)	__	(2)	(5)	__	__	(5)
Gain on disposal of a subsidiary	187	168	__	__	355	__	__	355
Net surplus on property
revaluation	__	__	__	538	538	__	__	538
Share of profits from associates	172	1	__	__	173	2,821	__	2,994
Profit before tax	3,955	3,089	1,050	342	8,436	2,958	__	11,394
Share of profit before tax	34.7%	27.1%	9.2%	3.0%	74.0%	26.0%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	46.9%	36.6%	12.4%	4.1%	100.0%

Operating profit excluding loan
impairment charges	3,782	2,905	1,049	(194)	7,542	107	__	7,649

W Depreciation/amortisation
included in operating
expenses	(21)	(13)	(2)	(344)	(380)	(55)	__	(435)

At 31 December 2012

Total assets	292,217	289,667	326,257	63,480	971,621	125,232	(19,757)	1,077,096
Total liabilities	621,266	197,590	47,163	38,295	904,314	95,146	(14,687)	984,773
Interest in associates	1,644	8	__	__	1,652	23,003	__	24,655

Hong Kong and other businesses segment

Retail Banking and Wealth Management ('RBWM') in Hong Kong reported profit before tax of HK$4,455m in the first half of 2013, representing a 14.3% year-on-year increase. Operating profit excluding loan impairment charges grew by 15.3% to HK$4,574m.

We achieved good results by leveraging the trusted Hang Seng brand and employing a competitive pricing strategy. We continued to expand the affluent customer base in attracting new sources of funds to sustain our business growth. Along with solid growth in unsecured lending businesses, this helped support a 16.2% increase in net interest income to HK$4,917m.

Non-interest income rose by 7.8% year-on-year to HK$2,272m. With our continued focus on wealth management, net fee income increased by 26.5% to HK$1,955m. Overall wealth management income grew by 12.6% to HK$3,169m.

Mortgage business remained an important source of income growth. We expanded our range of products with the launch of an enhanced fixed-rate mortgage plan in April that is designed to help customers guard against fluctuations in market interest rates. Despite keen competition, we sustained good business momentum with a market share of 15.6% in terms of new mortgage registrations in the first half of 2013. The mortgage loans portfolio grew by 3.0% compared to 31 December 2012 with an improvement in yield.

Supported by effective marketing campaigns and our quality credit card customer base, card spending achieved double digit growth of 11.3% compared with same period last year. Total cards in circulation rose by 5.8% to 2.4m year-on-year and we were the third-largest card issuer of VISA and MasterCard in Hong Kong. The personal loan portfolio grew by 8.5% compared to 31 December 2012, with a total loan balance of HK$6,373m.

With improved investor sentiment in the early months of the year, total operating income from investment service business increased by 37.2% year-on-year, with sales of retail investment funds as the major growth driver. Retail investment funds turnover and income increased by 102.9% and 69.1% respectively. Securities turnover rose by 22.6% and related income grew by 13.4%. We broadened our product suite to capture market trends by launching the Hang Seng China A-Share FlexiPower Fund and the Hang Seng 'God of Wealth' gold bar.

Total operating income from insurance business decreased by 3.2% year-on-year. Leveraging our extensive distribution network and timely promotion offers, annualised new life insurance premiums grew by 8.5% year-on-year and total life insurance policies in-force rose by 8.1% compared with the same period last year. The good sales results were, however, offset by the lower returns on our investment portfolio as the investment climate changed towards the end of the second quarter.

We took additional steps to acquire new quality customers with wealth management needs to successfully increase the number of Prestige and Preferred Banking customers compared with the same time last year. We invested in the development of our Prestige and Preferred Banking Centres to enhance the customer experience. As at the end of June, we had nine such centres in strategic locations, with plans to open more in the pipeline. We expanded our team of relationship managers and put additional resources into their professional development so as to better serve our customers.

We invested in new technology to improve and upgrade our online and mobile wealth management channels to provide customers with fast, convenient and secure access to financial services. Our new online 'iPower' platform, launched in April, allows customers to manage their investment funds portfolio online and offers the option of a lower minimum subscription amount than traditional funds account services. With the introduction of our contactless mobile payment service in June 2013, customers who hold Hang Seng MasterCard credit cards can now link their compatible smartphone SIM to their credit card account to enjoy the convenience of using their mobile phones to make payments in a growing network of retail outlets in Hong Kong.

Corporate and Commercial Banking ('CNC') in Hong Kong achieved a 13.7% increase in profit before tax to HK$3,140m.

We have achieved a balanced growth in both customer advances and deposits, which increased by 10.6% and 8.4% respectively during the first half of 2013. Net interest income grew by 9.8% to HK$2,722m compared with the prior year.

We have stepped up portfolio management and increased the return on risk-weighted assets with more proactive cross-selling of non-interest income products and tailor-made propositions. Non-interest income was up 11.9% at HK$1,237m, underpinned by satisfactory growth on sales of investment funds, FX structured products and securities trading. Renminbi investment and hedging products were well-received by our corporate and commercial customers.

The credit portfolio remained healthy with HK$65m of net loan impairment released in the first half of 2013.

We have continued to attract and retain quality SME customers through our expanded network, enhanced mobile banking platform and new product offering. Two new Business Banking Centres were opened in Sheung Shui and Kwun Tong to enhance accessibility and services. Our Business Mobile Banking platform was upgraded in April 2013 with payment authorisation and fund transfer capability to registered third parties. We launched the 'UpBiz Integrated Account' supporting high-value customers with designated relationship managers and Trade Advisory Team. We continued to be one of the major market participants in the Hong Kong Mortgage Corporation's SME Financing Guarantee Scheme ('SFGS') and approved over HK$4.5bn of loan facilities since June 2012 when SFGS was enhanced with an 80% guarantee. We won the 'SME's Best Partner Award' from the Hong Kong General Chamber of Small and Medium Business for the eighth consecutive year in May 2013.

We have introduced innovative supply chain solutions to customers in the first half of 2013, including pre-delivery receivable financing under the vendor-managed inventory model. We were awarded 'Trade Finance Domestic Bank - Hong Kong' by the Asian Banking & Finance Magazine for the second consecutive year in June 2013. We shall continue to strengthen transaction banking (trade and cash management) core product capabilities and infrastructure to meet customers' needs in the fast-changing international trade landscape.

Treasury ('TRY')in Hong Kong recorded a 0.7% increase in profit before tax to HK$1,320m.

Net interest income declined by 6.8% to HK$794m, reflecting the reduction in the commercial surplus available for deployment, as well as the low interest rate environment and flattened yield curves - which limited opportunities for yield enhancement. The prevailing low interest rates also had an unfavourable impact on the reinvestment of funds arising from the maturing of debt securities in the balance sheet management portfolio.

Total trading income increased by HK$81m, or 13.3%, to HK$690m. Option income from foreign exchange structured products registered encouraging growth, boosted in part by rising demand for renminbi-denominated products following the further development of renminbi business in Hong Kong. An increase in trading activity, particularly during the second quarter of the year, helped drive a 77.1% year-on-year rise in foreign exchange trading income.

Front-line channels (including e-Banking) and trading systems were enhanced to facilitate straight-through processing, enabling better position management.

To enhance our strong position as a provider of physical gold and gold-related investment products, we collaborated with Retail Banking and Wealth Management to launch the Hang Seng 'God of Wealth' gold bar and a structured investment deposit linked to gold during the first half of the year.

To further diversify our revenue base, we increased the provision of treasury products to RBWM and CNC customers through closer collaboration and a segmentation study to identify potential new opportunities for fulfilling customer needs.

Mainland China business

Mainland China's economic growth momentum slowed during the first half of 2013, reflecting the effects of structural reforms introduced under the '12th Five-Year Plan' in 2011, the slowing of domestic investment and consumption and subdued external demand. Keen competition for deposits and volatility in the interbank market continued to put pressure on interest margins.

Hang Seng China continued with the development of its distribution and service platforms, including the commencement of operations at the Qianhai sub-branch in Shenzhen, to capture new cross-border business opportunities arising from the establishment of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone. Shantou sub-branch is scheduled to open in the second half of 2013 to further strengthen Hang Seng China's foothold in the Closer Economic Partnership Arrangement ('CEPA') catchment area.

To further diversify the income base and in preparation for further liberalisation in the financial sector, Hang Seng China made additional investments in its people, e-banking platform, and product and service propositions. Close cooperation between the bank and its mainland subsidiary is enabling us to further leverage our unique strengths in serving customers who require seamless and sophisticated cross-border financial solutions and enhance awareness of the Hang Seng brand - particularly in the southern region of the Mainland.

Driven by an expansion in the customer base, overall advances to customers rose by 16.8%. Customer deposits were up 11.6%, compared with last year-end.

Total operating income was 15.3% lower than the first half of 2012, affected by a 21.6% decrease in net interest income. Operating profit fell by 35.2% compared with the same period last year, taking into account the 5.6% increase in operating expenses relating to further investment in future business development and a net release in loan impairment charges, compared with a net charge in the first half of 2012.

	As reported	Constant currencyW
Half-year ended 30 June 2013 compared with 30 June 2012

Total operating income	-15.3%	-15.9%
Operating profit	-35.2%	-36.7%
At 30 June 2013 compared with 31 December 2012
Gross advances to customers	16.8%	14.7%
Customer deposits	11.6%	9.6%

The group has continued to cooperate closely with Industrial Bank as a strategic business partner in various business areas, including trade finance and retail banking business. Business collaboration between Hang Seng China and Industrial Bank has also been stepped up.

W Constant currency comparatives for 2012 referred to in the tables above are computed by translating into Hong Kong dollars the functional currency (renminbi) of Hang Seng's mainland China business:
- the income statement for the half year to 30 June 2012 at the average rates of exchange for the half year to 30 June 2013;and
- the balance sheet at 31 December 2012 at the prevailing rates of exchange on 30 June 2013.

Consolidated Income Statement (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012
		(restated)	(restated)

Interest income	11,459	10,780	11,081
Interest expense	(2,490))	(2,494))	(2,421))
Net interest income	8,969	8,286	8,660
Fee income	3,637	2,977	3,321
Fee expense	(701))	(569))	(643))
Net fee income	2,936	2,408	2,678
Trading income	1,204	1,170	893
Net income/(loss) from financial
instruments designated at fair value	(111))	102	274
Dividend income	4	4	13
Net earned insurance premiums	5,800	6,611	4,336
Other operating income	1,095	784	397
Total operating income	19,897	19,365	17,251
Net insurance claims incurred and
movement in policyholders' liabilities	(6,420))	(7,005))	(5,230))
Net operating income before loan
impairment charges	13,477	12,360	12,021
Loan impairment charges	(198))	(249))	(137))
Net operating income	13,279	12,111	11,884
Employee compensation and benefits	(2,170))	(2,098))	(2,158))
General and administrative expenses	(1,742))	(1,596))	(1,779))
Depreciation of premises, plant
and equipment	(376))	(381))	(381))
Amortisation of intangible assets	(57))	(61))	(54))
Operating expenses	(4,345))	(4,136))	(4,372))
Operating profit	8,934	7,975	7,512
Gains less losses from financial investments
and fixed assets	173	__	(5)
Gain on reclassification of Industrial Bank	8,454	__	__
Gain on disposal of a subsidiary	__	__	355
Net surplus on property revaluation	999	238	538
Share of profits from associates	213	2,387	2,994
Profit before tax	18,773	10,600	11,394
Tax expense	(305))	(1,347))	(1,320))
Profit for the period	18,468	9,253	10,074

Profit attributable to shareholders	18,468	9,253	10,074

Earnings per share (in HK$)	9.66	4.84	5.27

Details of dividends payable to shareholders of the bank attributable to the profit for the half year are set out on page 37.

Consolidated Statement of Comprehensive Income (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012
		(restated)	(restated)

Profit for the period	18,468	9,253	10,074

Other comprehensive income

Items that will be reclassified subsequently to the income statement when specific conditions are met:
Available-for-sale investment reserve:
- fair value changes taken to equity:
-- on debt securities	(685)	326	54
-- on equity shares	(3,458)	54	36
- fair value changes transferred
to income statement:
-- on hedged items	461	(62)	84
-- on disposal	__	(1)	__
- share of changes in equity of associates:
-- fair value changes	4	471	(12)
-- fair value changes transferred to income statement on reclassification of Industrial Bank	94	__	__
- deferred taxes	42	(156)	(1)
- exchange difference	431	__	(1)
Cash flow hedging reserve:
- fair value changes taken to equity	498	33	308
- fair value changes transferred to
income statement	(516)	(30)	(298)
- deferred taxes	3	__	(2)
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	338	(136)	164
- cumulative foreign exchange reserve transferred to income statement on reclassification of Industrial Bank	(2,039)	__	__
- retained profits	(3)	1	(1)
Share-based payments	(1)	(7)	__
Others	30	(25)	(10)

Items that will not be reclassified subsequently to the income statement:
Premises:
- unrealised surplus on revaluation of
premises	1,526	839	1,383
- deferred taxes	(241)	(128)	(230)
- exchange difference	2	(1)	1
Defined benefit plans:
- actuarial gains/(losses) on defined
benefit plans	855	(137)	861
- deferred taxes	(141)	22	(142)
Other comprehensive income for the
period, net of tax	(2,800)	1,063	2,194
Total comprehensive income
for the period	15,668	10,316	12,268

Total comprehensive income
for the period attributable to
shareholders	15,668	10,316	12,268

Consolidated Balance Sheet (unaudited)

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

ASSETS
Cash and balances with banks	19,190	18,272	27,082
Placings with and advances to banks	135,999	137,948	140,382
Trading assets	34,509	41,037	34,399
Financial assets designated at fair value	10,150	7,708	8,343
Derivative financial instruments	4,752	4,063	5,179
Loans and advances to customers	579,705	504,902	536,162
Financial investments	263,369	224,385	253,408
Interest in associates	2,753	21,597	24,655
Investment properties	10,547	4,583	4,860
Premises, plant and equipment	20,690	18,250	19,262
Intangible assets	7,403	6,603	6,783
Other assets	17,590	16,520	16,581
Total assets	1,106,657	1,005,868	1,077,096

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	779,884	720,397	769,147
Deposits from banks	15,790	11,284	19,845
Trading liabilities	67,749	57,364	59,853
Financial liabilities designated at fair value	466	443	464
Derivative financial instruments	4,817	4,759	4,118
Certificates of deposit and other
debt securities in issue	11,022	12,662	11,291
Other liabilities	20,874	20,469	21,653
Liabilities to customers under
insurance contracts	86,584	77,347	81,670
Current tax liabilities	1,928	1,420	588
Deferred tax liabilities	3,633	3,651	4,323
Subordinated liabilities	11,829	11,827	11,821
Total liabilities	1,004,576	921,623	984,773

Equity
Share capital	9,559	9,559	9,559
Retained profits	76,633	54,623	59,683
Other reserves	13,786	17,960	19,257
Proposed dividends	2,103	2,103	3,824
Shareholders' funds	102,081	84,245	92,323
Total equity and liabilities	1,106,657	1,005,868	1,077,096

Consolidated Statement of Changes in Equity (unaudited)

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2013	30 June 2012	31 December 2012

Share capital
At beginning and end of period	9,559	9,559	9,559

Retained profits (including proposed dividends)
At beginning of period	63,507	53,152	56,726
Dividends to shareholders
- dividends approved in respect of the previous year	(3,824)	(3,633)	__
- dividends declared in respect of the current period	(2,103)	(2,103)	(4,2066)
Transfer	1,978	178	195
Total comprehensive income for the period	19,178	9,132	10,792
	78,736	56,726	63,507

Other reserves
Premises revaluation reserve
At beginning of period	13,790	12,280	12,811
Transfer	(449)	(179)	(1755)
Total comprehensive income for the period	1,287	710	1,154
	14,628	12,811	13,790

Available-for-sale investment reserve
At beginning of period	227	(561)	71
Transfer	_ _	__	(44)
Total comprehensive income for the period	(3,111)	632	160
	(2,884)	71	227

Cash flow hedging reserve
At beginning of period	17	6	99
Total comprehensive income for the period	(15)	3 3	88
	2	9	17

Foreign exchange reserve
At beginning of period	3,0711	3,043	2,907
Transfer	(64)	_ _	__
Total comprehensive income for the period	(1,701)	(136)	164
	1,306	2,907	3,071

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2013	30 June 2012	31 December 2012

Other reserves
At beginning of period	2,152	2,155	2,162
Cost of share-based payment arrangements	17	31	16
Transfer	(1,465)	1	(16)
Total comprehensive income for the period	30	(25)	(10)
	734	2,162	2,152

Total equity
At beginning of period	92,323	79,634	84,245
Dividends to shareholders	(5,927)	(5,736)	(4,206)
Cost of share-based payment arrangements	17	31	16
Total comprehensive income for the period	15,668	10,316	12,268
	102,081	84,245	92,323

Consolidated Cash Flow Statement (unaudited)

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2013	2012

Net cash inflow from operating activities	1,393	3,078

Cash flows from investing activities

Dividends received from associates	__	660
Purchase of an interest in an associate	__	(18)
Purchase of available-for-sale investments	(23,729)	(20,545)
Purchase of held-to-maturity debt securities	(953))	(502)
Proceeds from sale or redemption of
available-for-sale investments	16,177	40,153
Proceeds from redemption of held-to-maturity
debt securities	55	305
Purchase of fixed assets and intangible assets	(3,229))	(178)
Proceeds from sale of fixed assets and assets held for sale	910	26
Interest received from available-for-sale investments	826	1,272
Dividends received from available-for-sale investments	5	4
Net cash (outflow)/inflow from investing activities	(9,938)	21,177

Cash flows from financing activities

Dividends paid	(5,927)	(5,736)
Interest paid for subordinated liabilities	(155)	(126)
Net cash outflow from financing activities	(6,082)	(5,862)

(Decrease)/increase in cash and cash equivalents	(14,627)	18,393

Cash and cash equivalents at 1 January	125,034	120,469
Effect of foreign exchange rate changes	(2,557)	(784)
Cash and cash equivalents at 30 June	107,850	138,078

Financial Review

Net interest income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Net interest income/(expense) arising from:
- financial assets and liabilities that are
not at fair value through profit and loss	9,705	8,918	9,244
- trading assets and liabilities	(770)	(656)	(612)
- financial instruments designated
at fair value	34	24	28
	8,969	8,286	8,660

Average interest-earning assets	981,814	898,862	935,411

Net interest spread	1.73%	1.74%	1.73%
Net interest margin	1.84%	1.85%	1.84%

Net interest income rose by HK$683m, or 8.2%, to HK$8,969m, driven in part by the 9.2% increase in average interest-earning assets. The insurance business also contributed to the rise in net interest income, with the group recording solid growth in its life insurance investment portfolio.

Net interest margin and net interest spread both fell slightly by one basis point to 1.84% and 1.73% respectively compared with the same period last year. Income from the Treasury Balance Sheet Management portfolio declined, as yield curves continued to flatten and maturing available-for-sale debt securities were re-invested at prevailing lower interest rates. In mainland China, interbank market volatility and increasing competition for deposits placed significant downward pressure on spreads. These adverse factors were largely offset by the improved lending margins and the stable deposit spread in Hong Kong. The contribution from net free funds remained the same at 0.11%.

Compared with the second half of 2012, net interest income grew by HK$309m, or 3.6%, supported by higher average interest-earning assets, despite fewer days in the period. Net interest margin compared with the second half of 2012 was unchanged at 1.84%.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income', while that arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included in the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

- Net interest income and expense reported as 'Net interest income'
Interest income	11,334	10,602	10,935
Interest expense	(1,629)	(1,684)	(1,691)
Net interest income	9,705	8,918	9,244

- Net interest income and expense reported as 'Net trading income'	(770)	(656)	(612)

- Net interest income and expense reported as 'Net income from financial instruments designated at fair value'	34	24	28

Average interest-earning assets	944,273	835,783	895,641

Net interest spread	1.98%	2.06%	1.96%
Net interest margin	2.07%	2.15%	2.05%

Net fee income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

- Stockbroking and related services	535	464	477
- Retail investment funds	845	495	635
- Insurance agency	223	135	232
- Account services	179	177	176
- Private banking service fee	53	54	39
- Remittances	158	144	157
- Cards	1,016	894	971
- Credit facilities	163	194	162
- Trade services	284	245	299
- Other	181	175	173
Fee income	3,637	2,977	3,321
Fee expense	(701))	(569))	(643))
	2,936	2,408	2,678

Net fee income increased by HK$528m, or 21.9%, to HK$2,936m compared with the first half of 2012.

With the improved investor sentiment in the early part of the year, the bank used its strong wealth management platform to capture new business opportunities, driving a 70.7% increase in retail investment funds income. Stockbroking and related services income increased by 15.3%, due to higher transaction volumes in the more favourable market conditions.

Insurance-related fee income rose by 65.2%, benefitting from the increase in non-life insurance products distribution commission since the second half of last year as a result of the disposal of the bank's general insurance manufacturing business in the second half of 2012. This increase was offset by a corresponding fall in non-life insurance underwriting profit.

Supported by effective marketing campaigns, the credit card business sustained its growth momentum in the first half of 2013 in terms of card income and average card balances. Credit card income increased by 13.6%, underpinned by the 11.4% rise in cardholder spending and the 2.6% increase in the number of cards in circulation.

Fees from remittances and trade-related service income rose by 9.7% and 15.9% respectively, reflecting an increase in trade activity and the expansion of renminbi cross-border trade settlement volumes.

Compared with the second half of 2012, net fee income increased by 9.6%, mainly reflecting higher income from retail investment funds and stockbroking and related services.

Trading income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Trading income:
- foreign exchange	1,190	1,193	793
- securities, derivatives and
other trading activities	14	(23)	100
	1,204	1,170	893

Trading income grew by HK$34m, or 2.9%, to HK$1,204m compared with the first half of 2012. Foreign exchange income remained broadly unchanged when compared with the first half of 2012. Increased customer-driven business and higher customer demand for foreign exchange option-linked structured products, notably in renminbi, has resulted in an improvement in foreign exchange revenues. However, these favourable factors were offset by lower net interest income from funding swapsWactivities.

Income from securities, derivatives and other trading activities recorded a net gain of HK$14m, compared with a net loss of HK$23m for the same period last year, reflecting higher income on interest rate derivatives and linked structured products, caused by market interest rate movement, partly offset by the revaluation loss on equity options backing a life endowment product.

W Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income/(loss) from financial instruments designated at fair value

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Net income/(loss) on assets designated at fair value which back insurance and investment contracts	(111))	102	274

Net income from financial instruments designated at fair value recorded a net loss of HK$111m compared with a net income of HK$102m for the first half of 2012, mainly due to unfavourable equity movements during the first half of 2013. To the extent that the investment return is attributable to policyholders, there is an offsetting movement reported under 'net insurance claims incurred and movement in policyholders' liabilities' or 'movement in present value of in-force long-term insurance business ('PVIF')'.

Other operating income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Rental income from
investment properties	106	94	103
Movement in present value
of in-force long-term
insurance business	622	614	201
Other	367	76	93
	1,095	784	397

Other operating income rose by HK$311m, or 39.7% compared with the first half of 2012, driven by a gain on a property held by the insurance business.

Analysis of income from wealth management business

Half-year ended		Half-year ended	Half-year ended
30 June		30 June	31 December
Figures in HK$m	2013	2012	2012
		(restated)	(restated)

Investment income:
- retail investment funds	845	495	635
- structured investment productsW	667	653	299
- private banking service feeWW	65	72	51
- stockbroking and related services	535	464	477
- margin trading and others	68	71	71
	2,180	1,755	1,533
Insurance income:
- life insurance	1,722	1,697	1,319
- general insurance and others	105	178	132
	1,827	1,875	1,451
Total	4,007	3,630	2,984

W Income from structured investment products includes income reported under net fee income on the sales of structured investment products issued by other providers. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

W W Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management business income recorded growth of 10.4% compared with the first half of 2012. Investment income increased by 24.2%, driven by strong retail investment fund sales and a higher level of stock market trading activity. Insurance business income decreased slightly by 2.6%, mainly due to the fall in non-life insurance income.

Analysis of insurance business income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Life insurance:
- net interest income and fee income	1,509	1,381	1,464
- investment returns on life insurance
funds/share of associate's profit/surplus on property revaluation backing insurance contract	211	210	551
- net earned insurance premiums	5,800	6,446	4,328
- net insurance claims incurred and
movement in policyholders' liabilities	(6,420)	(6,954)	(5,225)
- movement in present value of in-force
long-term insurance business	622	614	201
	1,722	1,697	1,319
General insurance and others	105	178	132
Total	1,827	1,875	1,451

Life insurance income rose by HK$25m, or 1.5%, to HK$1,722m. Supported by our comprehensive range of life insurance products, the bank achieved an 8.5% increase in new annualised life insurance premiums when compared with the first half of 2012. The bank continued to enhance its strong position in providing retirement savings and protection products to its customers. In response to the low interest rate environment and to achieve stable growth in life insurance business income, part of the life insurance funds investment portfolio has been invested in commercial property, which recorded a revaluation gain during the first half of 2013.

Net interest income and fee income from the life insurance investment portfolio grew by 9.3%, as a result of the growth in the size of the portfolio. Investment returns on life insurance funds remained broadly unchanged. This reflected the net effect of the unfavourable movement in equity markets partly offset by the property revaluation gains on the assets portfolio supporting insurance contracts and reported under 'trading income', 'net income/(loss) from financial instruments designated at fair value' and 'other operating income'. To the extent that the investment return is attributable to policyholders, there is an offsetting movement reported under 'net insurance claims incurred and movement in policyholders' liabilities' or 'movement in present value of in-force long-term insurance business ('PVIF')'. The movement in PVIF was broadly the same as last year.

General insurance income decreased by 41.0% to HK$105m, mainly due to the disposal of the bank's general insurance subsidiary in the second half of 2012. The decrease in non-life insurance underwriting profit was offset by a corresponding increase in non-life insurance products distribution commission reported under 'Net fee income'.

Loan impairment charges

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Net charge for impairment of loans and advances to customers:
Individually assessed impairment allowances:
- new allowances	(61)	(213)	(81))))
- releases	57	81	143
- recoveries	7	4	9
	3	(128)))	71
Net charge for collectively assessed impairment allowances	(201)	(121)))	(208)))
Net charge for loan impairment	(198)	(249)))	(137)))

Loan impairment charges fell by HK$51m, or 20.5%, year-on-year to HK$198m. Overall credit quality was relatively stable with loan impairment ratios remaining at a low level. We remain cautious on our credit outlook.

Individually assessed impairment charges recorded a net release of HK$3m compared with a net charge of HK$128m for the first half of 2012 due to lower impairment charges on corporate and commercial banking customers during the first half of 2013.

Collectively assessed charges increased by HK$80m, largely due to the increase in impairment charges for credit card and personal loan portfolios, reflecting a revision to collective impairment models. Impairment allowances for loans not individually identified as impaired recorded a higher release compared with the first half of 2012 as a result of improved average historical loss rate.

Operating expenses

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2013	2012	2012
Figures in HK$m		(restated)	(restated)

Employee compensation and benefits:
- salaries and other costs	1,953	1,871	1,929
- retirement benefit costs	217	227	229
	2,170	2,098	2,158
General and administrative expenses:
- rental expenses	315	275	284
- other premises and equipment	519	449	515
- marketing and advertising expenses	322	272	345
- other operating expenses	586	600	635
	1,742	1,596	1,779
Depreciation of premises, plant
and equipment	376	381	381
Amortisation of intangible assets	57	61	54
	4,345	4,136	4,372

Cost efficiency ratio	32.2%	33.5%	36.4%

Full-time equivalent staff numbers	At 30 June	At 30 June	At 31 December
by region	2013	2012	2012
Hong Kong and others	8,014	7,863	7,797
Mainland	1,820	1,785	1,883
Total	9,834	9,648	9,680

Operating expenses rose by HK$209m, or 5.1%, compared with the first half of 2012, reflecting the bank's continued investment in new business platforms and mainland operations to support long-term business growth while continuing carefully to manage costs. Compared with the second half of 2012, operating expenses were broadly unchanged.

Compared with the first half of 2012, employee compensation and benefits increased by HK$72m, or 3.4%. Salaries and other costs rose by 4.4%, reflecting the annual salary increment and increased staff numbers. General and administrative expenses were up 9.1%, due to the increase in marketing expenditure as more branding and promotional activities were conducted to support business growth. Rental expenses rose due to higher rents for branches in Hong Kong. Other premises and equipment expenses also increased as a result of continued investment in information technology infrastructure.

At 30 June 2013, the group's number of full-time equivalent staff rose by 154 compared with the 2012 year-end.

With the increase in net operating income before loan impairment charges outpacing the growth in operating expenses, the cost efficiency ratio for the first half of 2013 reduced by 1.3 percentage points to 32.2%, compared with 33.5% for the first half of 2012. Compared with the second half of 2012, the cost efficiency ratio fell by 4.2 percentage points.

Gains less losses from financial investments and fixed assets

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Net gains from disposal of
available-for-sale equity securities	__	1	__
Gains less losses on disposal of
assets held for sale	175	__	__
Gains less losses on disposal of loans
and advances	1	__	(4)
Losses on disposal of fixed assets	(3)	(1)	(1)
	173	__	(5)

Gains less losses from financial investments and fixed assets rose by HK$173m compared with the first half of 2012. The HK$175m net gain on disposal of assets held for sale was from the disposal of certain properties.

Gain on reclassification of Industrial Bank

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Gain on reclassification of Industrial Bank	8,454	__	__

On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers it is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date, giving rise to an accounting gain of HK$8,454m.

Gain on disposal of a subsidiary
	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012	2012

Net gains from disposal of a
subsidiary	__	__	355

The HK$355m gain from disposal of a subsidiary in the second half of 2012 represented the disposal of the group's general insurance business in the second half of 2012.

Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2013	2012 (restated)	2012 (restated)

Current tax - provision for
Hong Kong profits tax
Tax for the period	1,298	1,104	1,121
Adjustment in respect of
prior periods	__	18	(93)

Current tax - taxation outside
Hong Kong
Tax for the period	52	92	__
Adjustment in respect of
prior periods	7	__	(2)

Deferred tax
Origination and reversal of
temporary differences	(1,052))	133	294
Total tax expense	305	1,347	1,320

The current tax provision is based on the estimated assessable profit for the first half of 2013, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (the same as in 2012). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. The release in deferred tax was mainly related to the reclassification of Industrial Bank as a financial investment in the first half of 2013.

Earnings per share

The calculation of earnings per share for the first half of 2013 is based on earnings of HK$18,468m (HK$9,253m and HK$10,074m for the first and second halves of 2012 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2012).

Dividends per share

	Half-year ended		Half-year ended		Half-year ended
		30 June		30 June	31 December
		2013		2012		2012
	HK$	HK$m	HK$	HK$m	HK$	HK$m
	per share		per share		per share

First interim	1.10	2,103	1.10	2,103	__	__
Second interim	1.10	2,103	1.10	2,103	__	__
Third interim	__	__	__	__	1.10	2,103
Fourth interim	__	__	__	__	2.00	3,824
	2.20	4,206	2.20	4,206	3.10	5,927

Segmental analysis

Hong Kong Financial Reporting Standard 8 ('HKFRS 8') requires segmental disclosure to be based on the way that the group's chief operating decision maker regards and manages the group, with the amounts reported for each reportable segment being the measures reported to the group's chief operating decision maker for the purpose of assessing segmental performance and making decisions about operating matters. To align with the information reported internally to the group's most senior executive management for the purposes of resources allocation and performance assessment, the group has presented the following five reportable segments. Consolidation adjustments made in preparing the group's financial statements and inter-segment elimination of income or expenses upon consolidation are included in the 'Inter-segment elimination'.

Hong Kong and other businesses segment

•    Retail Banking and Wealth Management activities offer a broad range of products and services to meet the personal banking, consumer lending and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, insurance and wealth management;

•    Corporate and Commercial Bankingactivities include the provision of financial services, payments and cash management, international trade finance, insurance, wealth management and tailored financial solutions to corporate and commercial customers;

•    Treasury activities are mainly the provision of treasury operation services in credit, interest rates, foreign exchange, money markets and securities services. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities;

• Other mainly represents management of shareholders' funds and investments in premises, investment properties, equity shares and subordinated debt funding;

Mainland China business segment
• Mainland China business segment comprises the business of Hang Seng Bank (China) Limited and our share of profits from mainland associates.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business segments by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective business segments and apportionment of management overheads. Bank-owned premises are reported under Other segment. When these premises are utilised by Global Businesses, notional rent will be charged to respective business segments based on the market rate.

Profit before tax contributed by the business segments for the periods stated is set out in the table below. More business segment analysis and discussion is set out in the 'Segmental analysis' section on page 11.

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland
	and Wealth	Commercial				China
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	Total

Half-year ended 30 June 2013

Profit before tax	4,455	3,140	1,320	1,225	10,140	8,633	18,773
Share of profit before tax	23.8%	16.7%	7.0%	6.5%	54.0%	46.0%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	43.9%	31.0%	13.0%	12.1%	100.0%

Half-year ended 30 June 2012 (restated)

Profit before tax	3,896	2,761	1,311	167	8,135	2,465	10,600
Share of profit before tax	36.7%	26.0%	12.4%	1.6%	76.7%	23.3%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	47.9%	33.9%	16.1%	2.1%	100.0%

Half-year ended 31 December 2012 (restated)

Profit before tax	3,955	3,089	1,050	342	8,436	2,958	11,394
Share of profit before tax	34.7%	27.1%	9.2%	3.0%	74.0%	26.0%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	46.9%	36.6%	12.4%	4.1%	100.0%

 (b) Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

					Inter-segment
Figures in HK$m	Hong Kong	Mainland	Americas	Others	elimination	Total

Half-year ended 30 June 2013

Income and expense
Total operating income	18,640	796	421	81	(41)	19,897
Profit before tax	9,683	8,633	404	53	__	18,773
At 30 June 2013

Total assets	1,008,809	118,176	57,583	10,996	(88,907)	1,106,657
Total liabilities	911,782	109,913	56,008	10,703	(83,830)	1,004,576
Interest in associates	1,778	975	__	__	__	2,753
Non-current assetsW	37,556	1,083	__	1	__	38,640

Half-year ended 30 June 2012 (restated)

Income and expense
Total operating income	17,801	940	595	69	(40)	19,365
Profit before tax	7,512	2,465	579	44	__	10,600
At 30 June 2012 (restated)

Total assets	905,808	116,278	60,163	11,393	(87,774)	1,005,868
Total liabilities	844,866	89,178	59,086	11,182	(82,689)	921,623
Interest in associates	1,506	20,091	__	__	__	21,597
Non-current assetsW	28,384	1,051	__	1	__	29,436

Half-year ended 31 December 2012 (restated)

Income and expense
Total operating income	15,881	834	502	75	(41)	17,251
Profit before tax	7,916	2,958	468	52	__	11,394
At 31 December 2012

Total assets	967,288	125,232	61,296	11,768	(88,488)	1,077,096
Total liabilities	901,369	95,146	60,129	11,523	(83,394)	984,773
Interest in associates	1,652	23,003	__	__	__	24,655
Non-current assetsW	29,872	1,032	__	1	__	30,905

W  Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Cash and balances with banks

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Cash in hand	10,161	9,933	11,041
Balances with central banks	4,016	1,523	8,973
Balances with banks	5,013	6,816	7,068
	19,190	18,272	27,082

Placings with and advances to banks

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Placings with and advances to banks
maturing within one month	80,620	63,727	77,367
Placings with and advances to banks
maturing after one month
but less than one year	53,392	72,558	61,316
Placings with and advances to banks
maturing after one year	1,987	1,663	1,699
	135,999	137,948	140,382

Trading assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Treasury bills	28,206	33,972	26,808
Certificates of deposit	__	430	400
Other debt securities	5,935	5,815	6,106
Debt securities	34,141	40,217	33,314
Investment funds	25	22	30
Total trading securities	34,166	40,239	33,344
OtherW	343	798	1,055
Total trading assets	34,509	41,037	34,399

Debt securities:
- listed in Hong Kong	4,322	3,330	3,046
- listed outside Hong Kong	232	262	238
	4,554	3,592	3,284
- unlisted	29,587	36,625	30,030
	34,141	40,217	33,314
Investment funds:
- listed in Hong Kong	25	22	30

Total trading securities	34,166	40,239	33,344

Debt securities:
Issued by public bodies:
- central governments and central banks	33,077	38,016	31,105
- other public sector entities	69	81	80
	33,146	38,097	31,185
Issued by other bodies:
- banks	581	909	934
- corporate entities	414	1,211	1,195
	995	2,120	2,129
	34,141	40,217	33,314
Investment funds:
Issued by corporate entities	25	22	30
Total trading securities	34,166	40,239	33,344

W  This represents the amount receivable from counterparties on trading transactions not yet settled.

Trading assets remained broadly at the same level as at the end of 2012. The trading securities currently held by the bank are mostly Hong Kong Exchange Fund bills with short tenors.

Financial assets designated at fair value

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Certificates of deposit	__	1	__
Other debt securities	4,228	3,831	4,047
Debt securities	4,228	3,832	4,047
Equity shares	2,990	1,356	1,632
Investment funds	2,932	2,520	2,664
	10,150	7,708	8,343

Debt securities:
- listed in Hong Kong	87	15	38
- listed outside Hong Kong	465	44	336
	552	59	374
- unlisted	3,676	3,773	3,673
	4,228	3,832	4,047

Equity shares:
- listed in Hong Kong	1,554	1,356	1,632
- listed outside Hong Kong	1,408	__	__
	2,962	1,356	1,632
- unlisted	28	__	__
	2,990	1,356	1,632

Investment funds:
- listed in Hong Kong	27	24	30
- listed outside Hong Kong	741	476	599
	768	500	629
- unlisted	2,164	2,020	2,035
	2,932	2,520	2,664
	10,150	7,708	8,343

Debt securities:
Issued by public bodies:
- central governments and central banks	313	__	181
- other public sector entities	46	4	1
	359	4	182
Issued by other bodies:
- banks	3,664	3,745	3,687
- corporate entities	205	83	178
	3,869	3,828	3,865
	4,228	3,832	4,047

Equity shares:
Issued by banks	499	265	370
Issued by public sector entities	12	__	13
Issued by corporate entities	2,479	1,091	1,249
	2,990	1,356	1,632
Investment funds:
Issued by banks	__	341	400
Issued by corporate entities	2,932	2,179	2,264
	2,932	2,520	2,664
	10,150	7,708	8,343

Loans and advances to customers

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Gross loans and advances to customers	581,080	506,583	537,571
Less:
Loan impairment allowances:
- individually assessed	(666)	(966)	(681)
- collectively assessed	(709)	(715)	(728)
	579,705	504,902	536,162

Loan impairment allowances against loans and advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2013	681	728	1,409
Amounts written off	(18)	(246)	(264)
Recoveries of loans and advances
written off in previous years	7	24	31
New impairment allowances
charged to income statement	61	324	385
Impairment allowances released
to income statement	(64)	(123)	(187)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(3)	(1)	(4)
Exchange	2	3	5
At 30 June 2013	666	709	1,375

Total loan impairment allowances as a percentage of gross loans and advances to customers are as follows:

	At 30 June	At 30 June	At 31 December
	2013	2012	2012
	%	%	%

Loan impairment allowances:
- individually assessed	0.11	0.19	0.13
- collectively assessed	0.12	0.14	0.13
Total loan impairment allowances	0.23	0.33	0.26

Total loan impairment allowances as a percentage of gross loans and advances to customers was 0.23% at 30 June 2013 compared with 0.26% at the end of 2012. Individually assessed allowances as a percentage of gross loans and advances improved by two basis points to 0.11% as overall asset quality remained sound. Collectively assessed allowances as a percentage of gross loans and advances fell by one basis point to 0.12%.

Impaired loans and advances to customers and allowances

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Gross impaired loans and advances	1,289	1,691	1,340
Individually assessed allowances	(666))	(966))	(681)
	623	725	659

Individually assessed allowances as a percentage of gross impaired loans and advances	51.7%	57.1%	50.8%

Gross impaired loans and advances as a percentage of gross loans and advances to customers	0.22%	0.33%	0.25%

Impaired loans and advances to customers are those loans and advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired loans and advances decreased by HK$51m, or 3.8%, to HK$1,289m compared with the year-end of 2012, due to repayments by corporate and commercial banking customers. Gross impaired loans and advances as a percentage of gross loans and advances to customers stood at 0.22% compared with 0.25% at the year-end of 2012.

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Gross individually assessed
impaired loans and advances	1,131	1,568	1,190
Individually assessed allowances	(666))	(966))	(681)
	465	602	509

Gross individually assessed
impaired loans and advances
as a percentage of
gross loans and advances to
customers	0.19%	0.31%	0.22%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired loans and advances to
customers	407	569	498

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross loans and advances to customers, only the amount of collateral up to the gross loans and advances is included.

Overdue loans and advances to customers

Loans and advances that are more than three months overdue and their expression as a percentage of gross loans and advances to customers are as follows:

At 30 June		At 30 June		At 31 December
	2013		2012		2012
HK$m	%	HK$m	%	HK$m	%

Gross loans and advances which
  have been overdue with respect
  to either principal or interest
  for periods of:
- more than three months but
  not more than six months
- more than six months but
  not more than one year
- more than one year

140	__	200	__	114	__

50	__	252	0.1	143	__
681	0.1	700	0.1	662	0.2
871	0.1	1,152	0.2	919	0.2

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Loans and advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Loans and advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the loans and advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue loans and advances decreased by HK$48m, or 5.2%, to HK$871m compared with the last year-end. Overdue loans and advances as a percentage of gross loans and advances to customers stood at 0.1%.

Rescheduled loans and advances to customers

Rescheduled loans and advances to customers and their expression as a percentage of gross loans and advances to customers are as follows:
	At 30 June		At 30 June		At 31 December
		2013		2012		2012
	HK$m	%	HK$m	%	HK$m	%
Rescheduled loans and
advances to customers	167	__	161	__	196	__

Rescheduled loans and advances to customers are those loans and advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled loan and advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled loans and advances to customers which have been overdue for more than three months under the rescheduled terms are reported as overdue loans and advances.

Rescheduled loans and advances stood at HK$167m at 30 June 2013, a fall of HK$29m, or 14.8% compared with last year-end, representing 0.03% of gross loans and advances to customers.

Segmental analysis of loans and advances to customers by geographical area

Loans and advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when a loan is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 30 June 2013
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	467,327	886	715	498	545
Rest of Asia-Pacific	106,461	212	150	163	153
Others	7,292	33	6	5	11
	581,080	1,131	871	666	709

Figures in HK$m	At 30 June 2012 (restated)
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	428,752	1,292	973	752	560
Rest of Asia-Pacific	72,304	252	133	211	144
Others	5,527	24	46	3	11
	506,583	1,568	1,152	966	715

Figures in HK$m	At 31 December 2012
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	447,310	948	718	503	561
Rest of Asia-Pacific	84,428	218	201	177	156
Others	5,833	24	-	1	11
	537,571	1,190	919	681	728

Gross loans and advances to customers by industry sector

The analysis of gross loans and advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

	At 30 June	At 30 June	At 31 December
	2013	2012	2012
Figures in HK$m

Gross loans and advances to customers for use in Hong Kong

Industrial, commercial and
financial sectors
Property development	28,551	27,927	29,771
Property investment	99,722	103,178	103,675
Financial concerns	4,566	3,944	3,595
Stockbrokers	402	227	325
Wholesale and retail trade	19,850	15,952	16,445
Manufacturing	17,252	13,792	15,212
Transport and transport equipment	6,072	6,082	5,774
Recreational activities	224	233	244
Information technology	1,968	1,680	1,430
Other	32,751	23,102	26,766
	211,358	196,117	203,237
Individuals
Loans and advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme

	13,619	13,962	13,886
Loans and advances for the purchase of other residential properties
	129,733	115,731	125,176
Credit card advances	20,081	18,392	20,389
Other	14,333	13,814	13,514
	177,766	161,899	172,965
Total gross loans and advances for use in Hong Kong
	389,124	358,016	376,202
Trade finance	62,892	42,917	47,555
Gross loans and advances for use outside Hong Kong
	129,064	105,650	113,814
Gross loans and advances to customers	581,080	506,583	537,571

Gross loans and advances to customers grew by HK$43.5bn, or 8.1%, to HK$581.1bn compared with the end of 2012.

Loans and advances for use in Hong Kong increased by HK$12.9bn, or 3.4%. Lending to the industrial, commercial and financial sectors grew by 4.0%. Lending to property development and property investment declined by 4.1% and 3.8% respectively, due mainly to repayments of certain existing loans. Lending to financial concerns remained active and grew by 27.0%. The bank remained major market participant in the Hong Kong Government-organised schemes to support SMEs, and recorded growth of 20.7% in the wholesale and retail trade sector and 13.4% in the manufacturing sector. Growth in lending to 'Other' was mainly due to certain new working capital financing facilities for large corporate customers.

Lending to individuals increased by 2.8% compared with the last year-end. The property market remained fairly active early this year but began to slow after the government implemented new prudential measures. The bank was able to sustain a leading position for the mortgage business based on diversified mortgage products, a competitive pricing strategy and premium service. Residential mortgage lending to individuals rose by 3.6% compared with the end of 2012. Credit card advances were broadly the same level as last year-end. Other loans to individuals grew by 6.1%, reflecting the success of the group in expanding its consumer finance business.

Trade finance regained momentum and recorded strong growth against last year, reflecting Corporate and Commercial Banking's achievement in expanding trade finance business by maintaining close relationship with its business partners to support cross-border renminbi trade business on the Mainland.

Loans and advances for use outside Hong Kong rose by 13.4%, compared with the end of 2012, driven largely by lending on the Mainland. The mainland loan portfolio increased by 16.8% to HK$60.2bn, underpinned by the expansion of renminbi lending to corporate and commercial customers. The group employed a cautious approach to lending on the Mainland and will continue to strengthen its prudent credit policies in light of the more difficult operating conditions for mainland businesses.

Financial investments

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Available-for-sale at fair value:
- debt securities	166,288	159,231	185,443
- equity shares	26,103	255	295
- investment funds	43	42	39
Held-to-maturity debt securities
at amortised cost	70,935	64,857	67,631
	263,369	224,385	253,408

Fair value of held-to-maturity debt securities	72,386	68,931	72,716

Treasury bills	75,014	72,101	98,262
Certificates of deposit	10,980	12,425	11,228
Other debt securities	151,229	139,562	143,584
Debt securities	237,223	224,088	253,074
Equity shares	26,103	255	295
Investment funds	43	42	39
	263,369	224,385	253,408
Debt securities:
- listed in Hong Kong	12,676	19,127	16,625
- listed outside Hong Kong	46,430	37,866	48,166
	59,106	56,993	64,791
- unlisted	178,117	167,095	188,283
	237,223	224,088	253,074
Equity shares:
- listed in Hong Kong	65	52	65
- listed outside Hong Kong	25,753	5	6
	25,818	57	71
- unlisted	285	198	224
	26,103	255	295
Investment funds:
- unlisted	43	42	39
	263,369	224,385	253,408

Fair value of listed financial investments	85,235	58,105	66,270

Debt securities:
Issued by public bodies:
- central governments and central banks	110,094	102,507	128,587
- other public sector entities	27,655	22,157	23,638
	137,749	124,664	152,225
Issued by other bodies:
- banks	70,860	77,433	76,854
- corporate entities	28,614	21,991	23,995
	99,474	99,424	100,849
	237,223	224,088	253,074
Equity shares:
Issued by banks	25,753	5	6
Issued by corporate entities	350	250	289
	26,103	255	295
Investment funds:
Issued by corporate entities	43	42	39
	263,369	224,385	253,408

Debt securities by rating agency designation

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

AA- to AAA	184,183	170,992	183,420
A- to A+	43,799	43,052	61,001
B+ to BBB+	6,872	7,571	6,161
Unrated	2,369	2,473	2,492
	237,223	224,088	253,074

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale financial investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at premiums or discounts, the carrying value of the securities are adjusted to reflect the effective interest rate of the debt securities taking into account such premiums and discounts.

Financial investments rose by HK$10.0bn, or 3.9%, compared with the last year-end. Debt securities investment decreased by HK$15.9bn while equity shares increased by HK$25.8bn due to the reclassification of the bank's investment in Industrial Bank from associated company to available-for-sale financial investment.

Investments were primarily in high-quality debt securities or debt securities guaranteed by governments, reflecting the bank's strategy of identifying quality investment opportunities that enable it to optimise returns while prudently managing risk. At 30 June 2013, about 99% of the group's holdings of debt securities were assigned investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank equally with all of the respective guarantors' other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Interest in associates
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Share of net assets	2,597	21,082	24,151
Intangible assets	15	43	29
Goodwill	141	472	475
	2,753	21,597	24,655

Interest in associates fell by HK$21,902m compared with last year-end, mainly due to the reclassification of Industrial Bank as a financial investment on 7 January 2013.

Intangible assets
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Present value of in-force long-term
insurance business	6,625	5,802	6,003
Internally developed software	390	426	400
Acquired software	59	46	51
Goodwill	329	329	329
	7,403	6,603	6,783

Other assets
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Items in the course of collection
from other banks	5,540	5,333	5,642
Prepayments and accrued income	3,245	2,975	2,999
Assets held for sale
- repossessed assets	4	23	16
- assets of disposal groups held for sale	__	686	__
- other assets held for sale	__	250	593
Acceptances and endorsements	6,057	5,076	5,264
Retirement benefit assets	42	30	31
Other accounts	2,702	2,147	2,036
	17,590	16,520	16,581

Current, savings and other deposit accounts

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Current, savings and
other deposit accounts:
- as stated in consolidated
balance sheet	779,884	720,397	769,147
- structured deposits reported as
trading liabilities	39,990	37,764	38,113
	819,874	758,161	807,260
By type:
- demand and current accounts	68,142	59,187	68,071
- savings accounts	483,341	453,716	495,880
- time and other deposits	268,391	245,258	243,309
	819,874	758,161	807,260

Certificates of deposit and other debt securities in issue

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated
balance sheet	11,022	12,662	11,291
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	1,312	1,009	248
	12,334	13,671	11,539

By type:
- certificates of deposit in issue	11,022	12,662	11,291
- other debt securities in issue	1,312	1,009	248
	12,334	13,671	11,539

Customer deposits, including current, savings and other deposits accounts, certificates of deposit and other debt securities in issue stood at HK$832.2bn at 30 June 2013 - a rise of 1.6% from the end of 2012. Structured deposits, certificates of deposit and other debt securities in issue increased as instruments with yield enhancement features gained popularity. Deposits with Hang Seng China also rose by 11.6%, driven mainly by renminbi deposits.

At 30 June 2013, the advances-to-deposits ratio was 69.7%, compared with 65.5% at 31 December 2012.

Trading liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Structured certificates of deposit and
other debt securities in issue	1,312	1,009	248
Structured deposits	39,990	37,764	38,113
Short positions in securities and others	26,447	18,591	21,492
	67,749	57,364	59,853

Other liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Items in the course of transmission
to other banks	8,034	6,538	8,153
Accruals	3,052	2,404	3,248
Acceptances and endorsements	6,057	5,076	5,264
Retirement benefit liabilities	1,682	3,494	2,449
Liabilities of disposal groups held for sale	__	646	__
Other	2,049	2,311	2,539
	20,874	20,469	21,653

Subordinated liabilities

		At 30 June	At 30 June	At 31 December
Figures in HK$m		2013	2012	2012

Nominal value	Description

Amount owed to third parties

US$300m	Callable floating rate
	subordinated notes
	due July 2017W	__	2,326	__

Amount owed to HSBC Group undertakings

US$775m	Floating rate
	subordinated loan debt	6,011	6,011	6,007
	due December 2020

US$450m	Floating rate
	subordinated loan debt
	due July 2021	3,491	3,490	3,488

US$300m	Floating rate
	subordinated loan debt
	due July 2022W	2,327	__	2,326
		11,829	11,827	11,821

Representing:
- measured at amortised cost		11,829	11,827	11,821

W  The bank exercised its option to redeem these subordinated notes at par of US$300m and replenished them with a new issue of US$300m subordinated loan debt in July 2012.

The outstanding subordinated loan debt, which qualifies as supplementary capital, serves to help the bank maintain a balanced capital structure and support business growth.

Shareholders' funds

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2013	2012	2012

Share capital	9,559	9,559	9,559
Retained profits	76,633	54,623	59,683
Premises revaluation reserve	14,628	12,811	13,790
Cash flow hedging reserve	2	9	17
Available-for-sale investment reserve
- on debt securities	(141)	(176)	(57)
- on equity securities	(2,743)	247	284
Capital redemption reserve	99	99	99
Other reserves	1,941	4,970	5,124
Total reserves	90,419	72,583	78,940
	99,978	82,142	88,499
Proposed dividends	2,103	2,103	3,824
Shareholders' funds	102,081	84,245	92,323

Return on average shareholders' funds	35.9%	22.8%	22.9%

Shareholders' funds (excluding proposed dividends) grew by HK$11,479m, or 13.0%, to HK$99,978m at 30 June 2013. Retained profits rose by HK$16,950m, mainly reflecting the growth in attributable profit (including the accounting gain on Industrial Bank) after the appropriation of interim dividends during the period.

The premises revaluation reserve increased by HK$838m, reflecting mainly the improved commercial property market during the first half of 2013.

The available-for-sale investment reserve for equity securities recorded a deficit of HK$2,743m compared with a surplus of HK$284m at year-end 2012, mainly caused by the share price of Industrial Bank being lower at 30 June 2013 than on reclassification as a financial investment on 7 January 2013. Changes in the fair value of the bank's investment in Industrial Bank are recognised in the available-for-sale investment reserve unless the investment becomes impaired. If the investment becomes impaired, the cumulative revaluation deficit would be reclassified from the available-for-sale investment reserve to the income statement. The group will continue to perform an impairment review of its investment in Industrial Bank at each balance sheet date in accordance with the group's accounting policy on impairment of available-for-sale financial assets.

Other reserves decreased by HK$3,183m compared with last year-end, reflecting the recycling of the Industrial Bank-related cumulative foreign exchange and other reserves to retained profits as a result of the reclassification.

The return on average shareholders' funds was 35.9%, compared with 22.8% for the first half of 2012. Excluding the Industrial Bank reclassification, the return on average shareholders' funds was 19.0%, compared with 17.4% for the first half of 2012.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during the first half of 2013.

Capital management

The Banking (Capital) (Amendment) Rules 2012, effective on 1 January 2013, signified the first phase of Basel III requirements in Hong Kong. The definition of regulatory capital under Basel III is different from that under Basel II which was used at 31 December 2012. The capital disclosures for June 2013 under Basel III are, therefore, not directly comparable with the disclosures for December 2012 prepared under Basel II basis. Certain comparative figures have not been provided where the current year is the first year of disclosure.

The group uses the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures. For market risk, the group uses an internal models approach to calculate its general market risk for the risk categories of interest rate and foreign exchange (including gold) exposures and the standardised (market risk) approach for calculating other market risk positions. For operational risk, the group uses the standardised (operational risk) approach to calculate its operational risk.

The basis of consolidation for the calculation of capital ratios under the Banking (Capital) Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Banking (Capital) Rules. Accordingly, the investment cost of these unconsolidated regulated financial entities is deducted from the capital base.

The tables overleaf show the capital ratios, risk-weighted assets and capital base as contained in the 'Capital Adequacy Ratio' return required to be submitted to the HKMA by Hang Seng Bank on a consolidated basis as specified by the HKMA under the requirements of section 3C(1) of the Banking (Capital) Rules.

The bank and its subsidiaries maintain a regulatory reserve to satisfy the provisions of the Banking Ordinance and local regulatory requirements for prudential supervision purposes.
At 30 June 2013, the effect of this requirement is to restrict the amount of reserves which can be distributed to shareholders by HK$5,213m (31 December 2012: HK$4,866m).

There are no relevant capital shortfalls in any of the group's subsidiaries as at 30 June 2013
(31 December 2012: nil) which are not included in the group's consolidation for regulatory purposes.

(a) Capital structure

Figures in HK$m	At 30 June 2013
Common Equity Tier 1 ('CET1') Capital
Shareholders' equity	93,464
- Shareholders' equity per balance sheet	102,081
- Unconsolidated subsidiaries	(8,617)

Regulatory deductions to CET1 capital	(40,027)
- Cash flow hedging reserve	(3)
- Changes in own credit risk on fair valued liabilities	(109)
- Goodwill and intangible assets	(565)
- Regulatory reserve	(5,213)
- Reserves arising from revaluation of property1	(20,019)
- Valuation adjustments	(219)
- Excess AT1 deductions	(13,899)

Total CET1 Capital	53,437

Additional Tier 1 ('AT1') Capital
Total AT1 capital before regulatory deductions	__

Regulatory deductions to AT1 capital	__
- Significant capital investments in unconsolidated financial sector entities	(13,899)
- Excess AT1 deductions	13,899

Total AT1 Capital	__

Total Tier 1 ('T1') Capital	53,437

Tier 2 ('T2') Capital
Total T2 capital before regulatory deductions	22,344
- Term subordinated debt	10,880
- Property revaluation reserves1	9,009
- Impairment allowances and regulatory reserve eligible for inclusion in T2 capital	2,455

Regulatory deductions to T2 capital	(13,899)
- Significant capital investments in unconsolidated financial sector entities	(13,899)

Total T2 Capital	8,445

Total Capital	61,882

1Includes the revaluation surplus on investment properties which is reported as part of retained profits and related adjustments made in accordance with the Banking (Capital) Rules issued by the HKMA.

(b) Risk-weighted assets by risk type

Figures in HK$m	At 30 June 2013

Credit risk	350,616
Market risk	2,534
Operational risk	39,361
Total	392,511

(c) Capital ratios (as a percentage of risk-weighted assets)

The capital ratios on consolidated basis calculated in accordance with the Banking (Capital) Rules are as follows:
At 30 June 2013
CET1 capital ratio	13.6%
Tier 1 capital ratio	13.6%
Total capital ratio	15.8%

(d) Capital instruments

The following is a summary of the group's CET1 and Tier 2 capital instruments:

At 30 June 2013
CET1 capital instruments issued by the bank
Ordinary shares:
1,911,842,736 issued and fully paid ordinary shares of HK$5 each	HK$9,559m

Tier 2 capital instruments
Issued by the bank:
Subordinated loan due 2020 (nominal value: US$775m)	HK$6,011m
Subordinated loan due 2021 (nominal value: US$450m)	HK$3,491m
Subordinated loan due 2022 (nominal value: US$300m)	HK$2,327m

(e) Additional information

To comply with the Banking (Disclosure) Rules ('BDR'), the group will establish a new section 'Regulatory Disclosure' on its website to house all the information relating to the disclosure of regulatory capital instruments and the reconciliation to the group's published financial statements.

The disclosure will be published before 30 September 2013 according to the BDR and will include the following information:

• A description of the main features and the full terms and conditions of the group's capital instruments can be viewed on our website: www.hangseng.com .

•      A detailed breakdown of the group's CET1 capital, AT1 capital, T2 capital and regulatory deductions, using the standard template as specified by the HKMA, can be viewed on our website: www.hangseng.com .

• A full reconciliation between the group's accounting and regulatory balance sheets, using the standard template as specified by the HKMA, can be viewed on our website: www.hangseng.com .

Capital base and risk-weighted assets

	At 30 June	At 31 December
Figures in HK$m	2012	2012

Core capital:
Paid-up ordinary share capital	9,559	9,559

- Reserves per balance sheet	72,583	78,940
- Unconsolidated subsidiaries	(8,359)	(8,872)
- Cash flow hedging reserve	(9)	(17)
- Regulatory reserve	(4,639)	(4,866)
- Reserves arising from revaluation of
property and unrealised gains on
available-for-sale equities and debt securities	(17,347)	(18,936)
Total reserves included in core capital	42,229	46,249

- Goodwill and intangible assets	(987)	(965)
- 50% of unconsolidated investments	(12,395)	(13,683)
- 50% of securitisation positions and
other deductions	(158)	(158)
Deductions	(13,540)	(14,806)

Total core capital	38,248	41,002

Supplementary capital:
- Term subordinated debt	11,827	11,821
- Property revaluation reserves 1	5,894	5,894
- Available-for-sale investments
revaluation reserves 2	155	183
- Regulatory reserve 3	325	303
- Collective impairment allowances 3	50	46
- Excess impairment allowances over
expected losses 4	1,651	1,727
Supplementary capital before deductions	19,902	19,974

- 50% of unconsolidated investments	(12,395)	(13,683)
- 50% of securitisation positions and
other deductions	(158)	(158)
Deductions	(12,553)	(13,841)

Total supplementary capital	7,349	6,133

Capital base	45,597	47,135

Risk-weighted assets
- Credit risk	286,786	295,743
- Market risk	4,003	2,447
- Operational risk	36,502	37,827
	327,291	336,017

Capital adequacy ratio	13.9%	14.0%
Core capital ratio	11.7%	12.2%

Reserves and deductible items
	At 30 June	At 31 December
Figures in HK$m	2012	2012

Published reserves	38,275	39,152
Profit and loss account	3,954	7,097
Total reserves included in core capital	42,229	46,249

Total of items deductible 50% from core capital
and 50% from supplementary capital	25,106	27,682

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with the Banking (Capital) rules.
2 Includes adjustments made in accordance with the Banking (Capital) rules.
3 Total regulatory reserve and collective impairment allowances are apportioned between the standardised approach and internal ratings-based approach in accordance with the Banking (Capital) rules. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratings-based approach are excluded from supplementary capital.
4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings-based approach.

Capital ratios at 30 June 2012 and 31 December 2012 on Basel II basis were compiled in accordance with the Banking (Capital) Rules under the Hong Kong Banking Ordinance.

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2013	2012	2012
The bank and its subsidiaries
designated by the HKMA	35.8%	36.9%	36.8%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Half-year ended		Half-year ended
	30 June	30 June
Figures in HK$m	2013	2012
		(restated)

Operating profit	8,934	7,975
Net interest income	(8,969)	(8,286)
Dividend income	(4)	(4)
Loan impairment charges	198	249
Depreciation	376	381
Amortisation of intangible assets	57	61
Amortisation of available-for-sale investments	49	(23)
Loans and advances written off net of recoveries	(233)	(228)
Movement in present value of in-force long-term insurance
business	(622)	(614))
Interest received	10,794	9,553
Interest paid	(2,306)	(2,128)
Operating profit before changes in working capital	8,274	6,936
Change in treasury bills and certificates of deposit
with original maturity more than three months	7,728	8,317
Change in placings with and advances to banks
maturing after one month	7,923	(23,232)
Change in trading assets	2,537	15,510
Change in financial assets designated at fair value	__	140
Change in derivative financial instruments	1,126	558
Change in loans and advances to customers	(43,428)	(24,345)
Change in other assets	(6,020)	(5,583)
Change in current, savings and other deposit accounts	10,737	20,540
Change in deposits from banks	(4,101)	(3,123)
Change in trading liabilities	7,896	(2,348)
Change in certificates of deposit and other debt securities in issue	(269)	3,378
Change in other liabilities	3,541	5,109
Elimination of exchange differences and other non-cash items	5,444	1,294
Cash generated from operating activities	1,388	3,151
Taxation recovered/(paid)	5	(73)
Net cash inflow from operating activities	1,393	3,078

(b) Analysis of the balances of cash and cash equivalents

	At 30 June	At 30 June
Figures in HK$m	2013	2012

Cash and balances with banks	19,190	18,272
Placings with and advances to banks
maturing within one month	78,729	61,347
Treasury bills	9,931	57,494
Certificates of deposit	__	965
	107,850	138,078

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2013

Direct credit substitutes	6,973	6,747	3,253
Transaction-related contingencies	1,546	156	58
Trade-related contingencies	14,443	1,514	796
Forward asset purchases	32	32	32
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	34,121	15,346	6,489
- unconditionally cancellable	247,537	81,705	22,708
	304,652	105,500	33,336
Exchange rate contracts:
Spot and forward foreign exchange	449,358	2,740	777
Other exchange rate contracts	177,483	6,718	5,654
	626,841	9,458	6,431
Interest rate contracts:
Interest rate swaps	251,150	1,802	555
Other interest rate contracts	194	__	__
	251,344	1,802	555

Other derivative contracts	5,198	391	182

W  The contract amounts for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of 'up to one year' and 'over one year' were HK$6,652m and HK$27,469m respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2012

Direct credit substitutes	6,548	6,390	3,858
Transaction-related contingencies	1,402	140	57
Trade-related contingencies	11,339	1,136	677
Forward asset purchases	27	27	27
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	36,652	16,448	7,233
- unconditionally cancellable	251,487	81,094	25,160
	307,455	105,235	37,012
Exchange rate contracts:
Spot and forward foreign exchange	565,496	2,376	651
Other exchange rate contracts	136,220	3,303	2,576
	701,716	5,679	3,227
Interest rate contracts:
Interest rate swaps	267,734	2,378	529
	267,734	2,378	529

Other derivative contracts	5,488	375	121

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2012

Direct credit substitutes	7,259	7,041	3,805
Transaction-related contingencies	1,250	128	54
Trade-related contingencies	11,548	1,181	696
Forward asset purchases	51	51	51
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	33,261	15,258	6,189
- unconditionally cancellable	247,891	82,049	24,909
	301,260	105,708	35,704
Exchange rate contracts:
Spot and forward foreign exchange	544,790	4,197	728
Other exchange rate contracts	111,945	2,355	1,545
	656,735	6,552	2,273
Interest rate contracts:
Interest rate swaps	230,032	2,121	472
	230,032	2,121	472

Other derivative contracts	4,856	452	143

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading, or financial instruments designated at fair value, or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 30 June 2013		At 30 June 2012		At 31 December 2012
Figures in HK$m	Trading	Hedging	Trading	Hedging	Trading	Hedging

Contract amounts:
Interest rate contracts	215,933	35,799	211,899	55,836	192,421	37,739
Exchange rate contracts	888,359	4,992	927,014	3,276	826,210	4,263
Other derivative contracts	15,617	-	18,054	-	17,614	-
	1,119,909	40,791	1,156,967	59,112	1,036,245	42,002

Derivative assets:
Interest rate contracts	1,257	94	1,688	116	1,438	59
Exchange rate contracts	2,505	793	2,095	-	3,024	280
Other derivative contracts	103	-	164	-	378	-
	3,865	887	3,947	116	4,840	339

Derivative liabilities:
Interest rate contracts	1,061	956	1,525	1,448	1,292	1,352
Exchange rate contracts	2,451	38	1,647	3	1,419	3
Other derivative contracts	311	-	136	-	52	-
	3,823	994	3,308	1,451	2,763	1,355

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs.

Additional information

1. Statutory accounts and accounting policies

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2012 ('2012 accounts'), which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 4 March 2013.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Interim Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release.

Except as described below, the accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 84 to 103 of the 2012 accounts.

During the period, the group has adopted the following new standards and amendments to standards which had insignificant or no effect on the consolidated financial statements:

-        HKAS 27 (2011) 'Separate Financial Statements'
-        HKAS 28 (2011) 'Investments in Associates and Joint Ventures'
-        HKFRS 10 'Consolidated Financial Statements'
-        HKFRS 11 'Joint Arrangements'
-        HKFRS 12 'Disclosure of Interests in Other Entities'
- Amendments to HKFRS 7 'Disclosures - Offsetting Financial Assets and Financial Liabilities'
-        Annual Improvements to HKFRSs 2009-2011 Cycle

The impact of the rest of the newly adopted standard and amendments is illustrated below.

Amendments to HKAS 1 'Presentation of financial statements' require grouping of items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The group's presentation of other comprehensive income has been modified accordingly with comparative information re-presented.

Since the amendments to HKAS 19 'Employee Benefits' became effective, the group has replaced the interest cost and expected return on plan assets by a finance cost component comprising the net interest on the net defined benefit liability or asset. This finance cost component is determined by applying the same discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The difference between the actual return on plan assets and the return included in the finance cost component in the income statement will be presented in other comprehensive income. The amendments have been applied retrospectively with comparative figures adjusted accordingly.

The major lines of the financial statements that have been affected are as follows:

Figures in HK$m                                                                     As reported         Adjustment          Restated

Half-year ended 30 June 2012
   Consolidated income statement:
   Employee compensation and benefits                                   (2,039)                     (59)             (2,098)
   Profit before tax                                                                          10,659                     (59)             10,600
   Tax expense                                                                                (1,357)                       10             (1,347)
   Profit attributable to shareholders                                            9,302                     (49)               9,253
   Earnings per share (HK$)                                                             4.87                  (0.03)                 4.84
   Return on average shareholders' funds (%)                             22.9                    (0.1)                 22.8

   Consolidated statement of comprehensive income:
   Defined benefit plans:
   - actuarial losses on defined benefit plans                             (196)                       59                (137)
   - deferred taxes                                                                               32                     (10)                    22
   Other comprehensive income for the period, net of tax      1,014                       49               1,063

Certain key ratios for comparative periods have also been restated to conform with the current period presentation.

In addition, Hong Kong Financial Reporting Standard ('HKFRS') 13 'Fair Value Measurement' establishes a single source of guidance for all fair value measurements required or permitted by HKFRSs and with prospective application. It clarifies the definition of fair value as an exit price - a price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. It also contains extensive disclosure requirements about fair value measurements. Some of the disclosures are specifically required for financial instruments in the interim financial reports. The group has adopted the new standard this year and provided those disclosures in the notes to the financial statements. Comparative disclosures are not required in the first period of adoption of the standard.

2. Comparative figures

As a result of the adoption of the amendments to HKAS 19 'Employee Benefits', certain comparative figures have been adjusted to conform with the current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2013.

3. Change in accounting treatment for Industrial Bank Co., Ltd. ('Industrial Bank')

On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group's equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considered it was no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date, giving rise to an accounting gain on reclassification of Industrial Bank of HK$9,517m for the first half of 2013. The accounting gain included the deemed disposal profit on reclassification of Industrial Bank of HK$8,454m and the release of deferred tax amounted to HK$1,063m.

Thereafter, the holding in Industrial Bank is being recognised as a financial investment in the balance sheet of the group with any subsequent movement in its fair value reflected in accordance with current applicable Hong Kong Financial Reporting Standards. At 30 June 2013, there was a revaluation deficit on the investment in Industrial Bank  recorded in the 'available-for-sale investment reserve', reflecting the decline in its fair value below the deemed cost upon reclassification based on the share price on 4 January 2013. The change in fair value of the bank's investment in Industrial Bank is recognised in the available-for-sale investment reserve unless the investment becomes impaired. If the investment becomes impaired, the cumulative revaluation deficit would be reclassified from the available-for-sale investment reserve to the income statement.

The group will continue to perform an impairment review of its investment in Industrial Bank at each balance sheet date in accordance with the group's accounting policy on impairment of available-for-sale financial assets. Dividends from Industrial Bank are recognised in the group's consolidated income statement. This change has been incorporated and reflected in the group's 2013 interim results.

Financial implication of change in accounting treatment on Industrial Bank:

From 2013 onwards, the reclassification of Industrial Bank and the change in accounting treatment will result in an increase in the group's dividend income, subject to the amount of dividend to be declared by Industrial Bank and a decrease in the share of profit from associates. The share of profit from Industrial Bank was HK$2,364m in the first half of 2012.

Since there are significant financial implications as a result of the change in accounting treatment for Industrial Bank, the key financial results and performance metrics are not directly comparable when comparing the first half of 2013 with 2012. For the sake of comparison, we have prepared the following key financial results and performance metrics by excluding the non-distributable accounting gain in the first half of 2013 and the share of Industrial Bank's profit in the first half of 2012.

	As reported			Excluding Industrial Bank reclassification
	Half-year ended 30 June 2013	Half-year ended 30 June 2012	ChangeW	Half-year ended 30 June 2013	Half-year ended 30 June 2012	ChangeW

Attributable profit	18,468	9,253	99.6%	8,951	7,044	27.1%
Profit before tax	18,773	10,600	77.1%	10,319	8,236	25.3%
Return on average shareholders' funds (%)	35.9	22.8	13.1pp	19.0	17.4	1.6pp
Return on average total assets (%)	3.4	1.9	1.5pp	1.7	1.4	0.3pp
Earnings per share (HK$)	9.66	4.84	99.6%	4.68	3.68	27.2%

W Change in 'pp' represents change in percentage points.

4. Property revaluation

The group's premises and investment properties were revalued at 30 June 2013 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of property was market value which is consistent with the definition of fair value under HKFRS 13 Fair Value Measurement and taken into account the highest and best use of the property from the perspective of market participants. The highest and best use takes into account the use of the property that is physically possible, legally permissible and financially feasible as described in HKFRS 13. The net revaluation surplus for group premises amounted to HK$1,523m, of which HK$1,526m was credited to the premises revaluation reserve and HK$3m was debited to the income statement. Revaluation gains of HK$1,147m on investment properties were recognised through the income statement. The related deferred tax provisions for group premises was HK$253m.

The revaluation exercise also covered business premises and investment properties reclassified as properties held for sale. The revaluation gain of HK$136m was recognised through the income statement.

5. Foreign currency positions

The group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Risk Management Committee. The net options position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. Structural foreign exchange positions arising from capital investment in associates, subsidiaries and branches and the fair value of the group's long-term foreign currency equity investment, mainly in US dollar and Chinese renminbi as set out below, are managed by the Asset and Liability Management Committee ('ALCO').

At 30 June 2013, the US dollar ('US$'), Chinese renminbi ('RMB'), Australian dollar ('AUD') and Japanese Yen ('JPY') were the currencies in which the group had non-structural foreign currency positions that were not less than 10% of the total net position in all foreign currencies. The group also had a RMB structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.

Figures in HK$m	US$	RMB	AUD	JPY	Other foreign currencies	Total foreign currencies

At 30 June 2013

Non-structural position
Spot assets	173,526	147,750	44,328	6,417	51,559	423,580
Spot liabilities	(154,308)	(128,555)	(49,486)	(3,194)	(55,661)	(391,204)
Forward purchases	271,887	113,794	10,107	11,096	20,646	427,530
Forward sales	(292,423)	(129,830)	(5,115)	(13,937)	(16,482)	(457,787)
Net options position	753	(156)	(209)	(48)	(375)	(35)
Net long/(short)
non-structural position	(565)	3,003	(375)	334	(313)	2,084

Structural position	205	34,011	__	__	478	34,694

Figures in HK$m	US$	RMB	AUD	JPY	Other foreign currencies	Total foreign currencies

At 30 June 2012

Non-structural position
Spot assets	169,003	102,668	47,817	40,998	56,680	417,166
Spot liabilities	(136,120)	(104,599)	(51,536)	(5,404)	(58,663)	(356,322)
Forward purchases	319,178	87,915	10,458	15,039	21,044	453,634
Forward sales	(351,333)	(84,961)	(6,601)	(50,658)	(19,078)	(512,631)
Net options position	142	(114)	(24)	__	(7)	(3)
Net long/(short)
non-structural position	870	909	114	(25)	(24)	1,844

Structural position	205	26,935	__	__	387	27,527

Figures in HK$m	US$	RMB	AUD	JPY	Other foreign currencies	Total foreign currencies

At 31 December 2012

Non-structural position
Spot assets	160,217	119,957	50,739	23,957	69,491	424,361
Spot liabilities	(144,015)	(112,827)	(50,157)	(2,141)	(56,493)	(365,633)
Forward purchases	301,222	83,737	8,503	11,182	14,889	419,533
Forward sales	(313,787)	(90,096)	(9,028)	(33,069)	(27,827)	(473,807)
Net options position	160	(142)	82	(19)	(55)	26
Net long/(short)
non-structural position	3,797	629	139	(90)	5	4,480

Structural position	205	30,375	__	__	434	31,014

6. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

7. Register of shareholders

The register of shareholders of the bank will be closed on Wednesday, 21 August 2013, during which time no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 20 August 2013. The second interim dividend will be payable on Thursday, 5 September 2013, to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 21 August 2013. Shares of the bank will be traded ex-dividend as from Monday, 19 August 2013.

8. Proposed timetable for the remaining 2013 quarterly dividends

	Third	Fourth
	interim dividend	interim dividend

Announcement	7 October 2013	24 February 2014
Book close and record date	24 October 2013	12 March 2014
Payment date	7 November 2013	27 March 2014

9. Code on corporate governance practices

The bank is committed to high standards of corporate governance with a view to safeguarding the interests of shareholders, customers, staff and other stakeholders. The bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA and has fully complied with all the code provisions and most of the recommended best practices as set out in the Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2013.

The Audit Committee of the bank has reviewed the results of the bank for the six months ended 30 June 2013.

10. Board of Directors

At 5 August 2013 , the Board of Directors of the bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent non-executive Directors
# Non-executive Directors

11. News release

This news release is available on the bank's website www.hangseng.com.

The Interim Report 2013, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release. Printed copies of the Interim Report 2013 will be sent to shareholders in late August 2013.

Media enquiries to:
Walter Cheung                           Telephone: (852) 2198 4020
Ruby Chan                                  Telephone: (852) 2198 4236

This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                  Date: 05 August 2013